[Letterhead of Clifford Chance US LLP]

August 4, 2006

VIA EDGAR

Ms. Karen J. Garnett

Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Re:	CBRE Realty Finance, Inc.

Registration Statement on Form S-11, filed on May 24, 2006

Registration No. 333-132186

Dear Ms. Garnett:

As counsel to CBRE Realty Finance, Inc., a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form S-11 (File No. 333-132186) (the “Registration Statement”), together with exhibits, and the Company’s responses to the comments of the Staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to Mr. Keith Gollenberg of the Company, dated June 9, 2006 (the “June 9 Letter”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in the June 9 Letter, and is followed by the corresponding response of the Company. All page references in responses are to pages of the blacklined version of Amendment No. 3.

We have provided to each of you, Thomas Flinn, Cicely LaMothe and Charito Mittelman, a courtesy copy of this letter and two courtesy copies of Amendment No. 3 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to Amendment No. 2 to the Registration Statement filed with the Commission on May 24, 2006. These changes have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meaning set forth in the Registration Statement.

General

1.	We understand that the office of Investment Management continues to correspond with the company in connection with our previous comment 1. Please note that all comments, including those issued by’ the Division of Investment Management, must be resolved before we may clear the filing for effectiveness.

Ms. Karen J. Garnett

August 4, 2006

RESPONSE:

The Company acknowledges the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Funds from Operations, page 65

2.	We note your response to our previous comment 8. If you are using FFO and AFFO as a liquidity measure please reconcile these measures to cash flows from operations.

RESPONSE:

In response to the Staff’s comment, the Company has removed the disclosure relating to AFFO on page 67 of the prospectus. Further, the Company has determined that it uses FFO as an operating measure. Therefore, the Company has revised its disclosure accordingly and continues to reconcile FFO to net income.

Restricted Stock and Option Grant, page 112

3.	Please expand your disclosure in response to previous comment 10 to provide the potential realizable value of the option grants as required by Item 402(c) of Regulation S-K. Since the options were granted prior to the establishment of a trading market, you may value the options using the IPO price in lieu of the fair market value. If other than the IPO price is used, the fair market value used for purposes of this table should be the same as the value used for accounting purposes to determine if any compensation expense related to the option grants is reportable. Refer to the Division’s Manual of Publicly Available Telephone Interpretations, paragraph J.17. Alternatively, please provide the present value of each grant pursuant to Item 402(c)(2)(iv)(B).

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 114 as requested.

Exhibits

4.	We refer to the last paragraph of the draft tax opinion provided with your May 24, 2006 letter. Please remove the language indicating that the tax opinion is rendered for use solely by the company, which implies that shareholders may not rely on the opinion.

RESPONSE:

In response to the Staff’s comment, counsel has revised the tax opinion and the Company has filed such opinion as an exhibit to Amendment No. 3.

5.	Please provide us with a draft copy of the underwriting agreement with your next amendment.

Ms. Karen J. Garnett

August 4, 2006

RESPONSE:

In response to the Staff’s comment, the Company has filed the underwriting agreement as an exhibit to Amendment No. 3.

Ms. Karen J. Garnett

August 4, 2006

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 212-878-8149.

Sincerely,

By:	/s/ Larry P. Medvinsky
Larry P. Medvinsky

cc:	Ms. Charito Mittleman

Mr. Thomas Flinn

Ms. Cicely LaMothe

Mr. Keith Gollenberg

Mr. Michael Angerthal

Mr. Mark Kelson, Esq.